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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                  File No. 132-01854

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The following letter was distributed to CBOT members and membership interest holders on November 28, 2000.

November 28, 2000

Dear Members:

Last week, the CFTC approved its much-awaited regulatory reform program. The program will take effect in approximately sixty days and will enable U.S. exchanges long-sought flexibility in designing their markets and meeting regulatory standards. In effect, it advances our ability to compete with OTC and foreign derivatives markets and significantly alters the relationship between organized exchanges like the CBOT and the CFTC.

The Commission program establishes three new market categories. Under the category of an Exempt Multilateral Transaction Execution Facility (Exempt MTEFs), an exchange could offer a derivatives market with roughly the same regulatory freedom as a swaps dealer. This feature provides maximum regulatory flexibility. In addition, exchanges would be able to operate markets regulated as Derivatives Transaction Facilities (DTFs) or Recognized Futures Exchanges
(RFEs), under which detailed CFTC regulations would be replaced with broad "core principles." Importantly, exchanges would decide and design how to meet those core principles, as opposed to the current model of rigid and specific regulatory mandates.

Starting with our Promarket proposal in 1993, the CBOT has been a leader in the effort to achieve such flexibility and fairness for organized U.S. markets. We will continue to press for the associated legislative changes which Congress is currently considering and to revise certain problematic aspects of this CFTC program. However, the adoption of this program coupled with our plan to become a for-profit institution in the near future substantially improves our prospects for structuring our business to meet the enormous challenges ahead.

                                                        Sincerely,

                                                        /s/David P. Brennan

                                                        David P. Brennan

DPB/vp

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The CBOT urges its members and membership interest holders to read the
Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone: (312) 435-3605,
Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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